AM 3-23-2005*



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41750

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION


SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2005
WASH. D.C.
185
SECTION

NAME OF BROKER-DEALER: Essex National Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 Gateway Road West
(No. and Street)

Napa (City) CA (State) 94558 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen V. Ciancarelli, CFO/SVP (212) 326 - 9744
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)


PROCESSED

MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AM 3/30/2005

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

LAD 3/23/05

OATH OR AFFIRMATION

I, ____ Stephen V. Ciancarelli ________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______ Essex National Securities, Inc. ________________________, as of ____ December 31 ____________________, 20_ 04 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

____ Chief Financial Officer/Sr. Vice President ____
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LUCILLE PELLICANE
Notary Public, State of New York
No. 01PE6053037
Qualified in Kings County
Term Expires January 2, 20 07

STATEMENT OF FINANCIAL CONDITION

Essex National Securities, Inc.
Year ended December 31, 2004

Essex National Securities, Inc.

Statement of Financial Condition

Year ended December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1600
560 Mission Street
San Francisco, California 94105-2907

Phone: (415) 894-8000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of
Essex National Securities, Inc.

We have audited the accompanying statement of financial condition of Essex National Securities, Inc. (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Essex National Securities, Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 11, 2005

Essex National Securities, Inc.

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 674,275
Restricted cash	9,689
Receivable from clearing broker	1,048,374
Marketable securities, at fair value	7,815
Commissions receivable	613,077
Due from affiliates	172,377
Other assets	537,279
Total assets	$ 3,062,886
Liabilities and stockholder's equity	
Liabilities:	
Due to affiliates	$ 14,697
Payable to Parent	705,972
Commissions payable	357,106
Accounts payable and accrued expenses	292,395
Total liabilities	1,370,170
Stockholder's equity:	
Common stock, no par value, 200 shares authorized, issued and outstanding	–
Additional paid-in capital	1,154,565
Retained earnings	538,151
Total stockholder's equity	1,692,716
Total liabilities and stockholder's equity	$ 3,062,886

See accompanying notes.

Essex National Securities, Inc.

Notes to Financial Statements

December 31, 2004

1. Company Background

Essex National Securities, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly owned subsidiary of Essex Corporation (the "Parent"). The Parent is ultimately owned by John Hancock Financial Services, Inc. ("John Hancock").

Effective April 28, 2004, Manulife Financial Corporation ("Manulife") acquired all the outstanding common shares of John Hancock, that were not already beneficially owned by Manulife as general fund assets and John Hancock became a wholly owned subsidiary of Manulife. Therefore, the prior ultimate Parent effectively became a wholly owned subsidiary of Manulife at this date and ENSI's ultimate parent is now Manulife.

In the normal course of business, the Company engages in, and earns commissions from, the distribution of mutual funds and variable annuities. In accordance with an intercompany agreement, the Company assumed from its Parent the retail distribution of fixed annuity products effective July 1, 2002. The Company maintains no margin accounts. The Company also engages in transactions involving corporate over-the-counter equity securities, corporate debt securities, United States government debt securities and municipal debt securities. With the exception of variable and fixed annuity sales and certain mutual fund applications, all business is transacted on a fully disclosed basis through the Company's clearing broker.

The Company's business is primarily conducted in the northeast region of the United States. The majority of the Company's commission revenue is derived from the distribution of variable and fixed annuity products and mutual funds.

Based on the Company's relationship with its Parent and other affiliates that control the commission's revenue and employee compensation charges of the Company, if these relationships did not exist the operating results could be significantly different.

2. Summary of Significant Accounting Policies

The significant accounting policies of the Company are as follows:

a. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

b. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

c. Restricted cash has been segregated in a special reserve account for the benefit of customers who are owed certain mutual fund break points.

d. The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities.

3. Net Capital Requirement

As a registered broker-dealer with the Securities and Exchange Commission and the NASD, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, both as defined by the Rule. At December 31, 2004, the Company had net capital of $852,969, which was $602,969 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 1.61 to 1.

4. Related Party Transactions

Certain expenses are allocated from the Parent to the Company on a basis determined by the Parent pursuant to an inter-company services agreement. As of December 31, 2004, a payable of $705,972 is due the Parent for compensation, benefits, and other operating expenses.

At December 31, 2004, included in commissions payable is $352,747 due to affiliates.

5. Income Taxes

The Company is included in a consolidated U.S. federal income tax return filed by John Hancock. The Company's income tax provision is computed in accordance with a tax-sharing agreement between the Company, the Parent and John Hancock. The Company's provision for federal income taxes is computed based on the effect of including the Company's separate results of operations in the consolidated return of John Hancock.

State and local income taxes are determined on a separate company basis.

The Company's deferred tax asset of $132,205 at December 31, 2004 arises from the future tax benefits of the net operating loss carryforwards for state and local tax purposes. The deferred tax asset has been fully provided with a valuation allowance at December 31, 2004. The valuation allowance decreased by $15,338 during the year ended December 31, 2004.

6. Receivable from and Due to Clearing Broker

Included in the receivables from the clearing broker are unsettled trades.

Receivable from clearing broker mainly includes cash balances and required security deposits of $120,007.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

The Company conducts business with a broker-dealer that is a member of the major security exchanges.

7. Concentration of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include its clearing broker-dealer, banks and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty.

8. Commitments and Contingencies

The Company is not currently a defendant or plaintiff in any material lawsuits or arbitration. From time to time, however, the Company is involved as a defendant or plaintiff in various actions that arise in the ordinary course of business. The Company believes that the ultimate disposition of these matters will not have a material adverse effect on our business, financial condition, or results of operations.